SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 20, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated March 20, 2006, announcing the availability of next generation PLM sourcing solutions, ENOVIA V5 Collaborative Enterprise Sourcing (CES).

Dassault Systèmes announces availability of next
generation PLM sourcing solutions

3D-based sourcing solutions for collaborative PLM

Paris, France, March 20, 2006 – Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced the availability of next generation PLM sourcing solutions, ENOVIA V5 Collaborative Enterprise Sourcing (CES). The CES product suite brings together engineering and sourcing functions into one collaborative environment. It builds upon Dassault Systèmes’ V5 PLM platform and embeds i2 Technologies’ proven sourcing technology components. It was developed by a unique R&D team with both PLM and Sourcing skills.

“We have done a detailed evaluation and tests of CES architecture, the rich functionality set across engineering and sourcing domains, in addition to the user interface. Our conclusion is that the solution matches our needs,” explains Alain Charbonnier, Member of Senior Management and Head of R&D Support Services, BOBST Group, a world leading supplier of equipment to packaging manufacturers. “The native integration of engineering and purchasing functions enables both departments to align earlier in the product development cycle to significantly reduce product costs, improve time-to-market and product quality.” Other customers are evaluating and working with the product suite.

“CES is based on cross-functional component and catalog management, the foundation of most sourcing functions, enabling cross functional visibility and unmatched collaboration between the engineering and sourcing departments within a company. Sourcing considerations are brought to the engineer’s desktop, and engineering criteria and 3D digital mockup are brought to the sourcing specialist” explains Fabien Fedida, Strategy Director, PLM Supply Chain Management, Dassault Systèmes.

ENOVIA V5 CES is a comprehensive sourcing product suite. Four key functional areas enable companies’ engineering and sourcing departments to collaborate when choosing, introducing or managing components, suppliers and manufacturers:

•

Cross-functional Enterprise Catalog: A multidimensional framework for managing components across company programs, divisions, sites, suppliers, and manufacturers. Companies can manage the full lifecycle of a component. Engineering and sourcing users can find and compare components based on engineering specifications, shape in 3D, vendor preference, lead times, cost, geographic constraints and other factors.

•

Sourcing immersed in 3D design: At the start of the design cycle, when most cost impacting decisions are made, engineers have instantaneous access to all relevant part sourcing information, allowing them to optimize design, dramatically reducing rework, time to market and product cost.

•

Supply for Design, and Design for Supply: Sourcing professionals can take design considerations into account when creating sourcing strategies. Engineers can optimize design for part reuse, obsolescence, hazardous materials content, company preferences, or any other supply consideration.

•	Comprehensive component management processes: Pre-configured workflows to support collaborative new part, supplier or manufacturer introduction, across sourcing and engineering departments.

ENOVIA V5 CES general availability will be announced later in the year.

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About Dassault Systèmes
As world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Our offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream product 3D design tools (SolidWorks®), 3D components (Spatial/ACIS®) and SIMULIA™, DS’ open multi-physics platform for realistic simulation. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Dassault Systèmes Press Contacts: Frédérique Moureton (EMEA) +33 1 40 99 68 80 frederique_moureton@ds-fr.com

Derek Lane (Americas) +1(818) 673-2243 derek_lane@ds-us.com

Mikiko Igarashi (AP) +81-3-5442-4138 mikiko_igarashi@ds-jp.com

Nelly Dimey or Pierre Mas (Financial Dynamics) +33 1 47 03 68 10 Nelly.Dimey@fd.com / pierre.mas@fd.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: March 20, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration